UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NCS Multistage Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

628877-10-2

(CUSIP number)

Robert Nipper

c/o NCS Multistage Holdings, Inc.

19450 State Highway 249, Suite 200

Houston, Texas 77070

(281) 453-2222

(Name, address and telephone number of person authorized to receive notices and communications)

November 9, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

(Page 1)

CUSIP No.	628877-10-2	SCHEDULE 13D	Page	2

1	NAMES OF REPORTING PERSONS Robert Nipper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,268,454 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,268,454 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,268,454 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (“Common Stock”), of NCS Multistage Holdings, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 19450 State Highway 249, Suite 200, Houston, Texas 77070.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Robert Nipper (the “Reporting Person” or “Mr. Nipper”). The Reporting Person’s principal business address is c/o NCS Multistage Holdings, Inc., 19450 State Highway 249, Suite 200, Houston, Texas 77070. The Reporting Person’s principal occupation is as Chief Executive Officer and a director of the Issuer. The Reporting Person is a citizen of the United States of America.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Person beneficially owns shares of Common Stock for investment purposes. From time the Reporting Person acquires shares of Common Stock and other securities related to Common Stock (such as stock options) from the Issuer as compensation for services as the Issuer’s Chief Executive Officer. The Reporting Person also beneficially owns shares of Common Stock indirectly through the Nipper Family Limited Partnership (“Family Partnership”), which may from time to time distribute shares to its partners. The Reporting Person reserves the right (i) to purchase or otherwise acquire additional shares of Common Stock, or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, at any time or from time to time, and (ii) to sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, at any time or from time to time. Because the Reporting Person is the Chief Executive Officer and a director of the Issuer, the Reporting Person may be in a position to influence certain of the activities of the Issuer specified in (a) through (j) of Schedule 13D.

On November 9, 2018, the Family Partnership purchased an aggregate of 62,995 shares of Common Stock, executed by a broker-dealer in multiple market transactions at prices ranging from $7.01 to $7.78 per share. The weighted average price for such purchases was $7.55 per share (without regard to brokerage commissions and fees). The Family Partnership paid an aggregate amount of $475,612.25 for such purchases (without regard to brokerage commissions and fees) with personal funds. The Reporting Person undertakes to provide to the staff of the SEC upon request, the number of shares executed at each separate price within the range.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D, as of November 19, 2018, are incorporated herein by reference. As of November 19, 2018, the Reporting Person was the beneficial owner of 2,268,454 shares of Common Stock, which represents 5.0% of the shares of Common Stock outstanding (based on 45,010,626 shares of

Common Stock outstanding as of November 5, 2018, as reported in the Form 10-Q filed with the SEC by the Issuer on November 7, 2018, plus 248,323 shares issuable to the Reporting Person in respect of stock options held by the Reporting Person). The foregoing includes (a) 185,250 shares owned directly, (b) 248,323 shares subject to options granted to Mr. Nipper under the Issuer’s equity compensation plan and that are exercisable or exercisable within 60 days, and (c) 1,834,881 shares held by the Nipper Family Limited Partnership, a limited partnership of which Mr. Nipper is the trustee of the sole general partner, Nipper Family Management Trust, and Mr. Nipper exercises sole voting and investment power over the shares held by the Nipper Family Limited Partnership. Excluded from the foregoing are 165,548 shares subject to options, 50,017 shares underlying restricted stock units, and 50,017 shares underlying the target amount of performance shares, in each case, granted by the Issuer to Mr. Nipper and which generally are not exercisable for, or do not settle in, Common Stock within 60 days.

(c)	Except for the transaction reported in Item 4 of this Schedule 13D (which is incorporated herein by reference), during the past 60 days the Reporting Person has had no transactions in the Common Stock.

(d)	The limited partners of Nipper Family Limited Partnership do not have the right to, but may receive (at the discretion of the general partner), dividends from, or the proceeds from the sale of, the shares of Common Stock held by such partnership.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018

/s/ Robert Nipper
Name: Robert Nipper

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